SO
4/4/03

03015947

STATES
[EX]CHANGE COMMISSION
Washington, D.C. 20549

VF 4-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: WATERSTONE FINANCIAL GROUP, INC.
FN: Long Grove Trading Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 PARK BOULEVARD, SUITE 800
(No. and Street)

ITASCA (City) IL (State) 60143 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS A. HOPKINS (630) 250-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 10 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KESSLER, ORLEAN, SILVER & CO., P.C.
(Name – *if individual, state last, first, middle name*)

1101 LAKE COOK ROAD, SUITE C (Address) DEERFIELD (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 28 2003
535

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS A. HOPKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WATERSTONE FINANCIAL GROUP, INC., as of JANUARY 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL" DONNA M. BEHAN NOTARY PUBLIC STATE OF ILLINOIS COMMISSION EXPIRES 09/24/05

Donna M. Behan

Notary Public

Thomas Hopkins

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXXX CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED MAR 28 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: WATERSTONE FINANCIAL GROUP, INC. [13]

SEC FILE NO.: 8-44243 [14]

FIRM I.D. NO.: 010078 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

500 PARK BOULEVARD, SUITE 800 [20]
(No. and Street)

ITASCA [21] ILLINOIS [22] 60143 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 02/01/02 [24]

AND ENDING (MM/DD/YY): 01/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

THOMAS A. HOPKINS [30] (630) 250-7000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: — OFFICIAL USE

N/A [32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of MARCH 20 03

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

KESSLER, ORLEAN, SILVER & CO., P.C. [70]

ADDRESS

Number and Street	City	State	Zip Code
1101 LAKE COOK ROAD, SUITE C [71]	DEERFIELD [72]	IL [73]	60015 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WATERSTONE FINANCIAL GROUP, INC.

N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 01/31/03 [99]
SEC FILE NO. 8-44243 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash (INCLUDING $210,000 IN CERTIFICATES OF DEPOSIT)	$ 660,407 [200]		$ 660,407 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	487,208 [355]	35,333 [600]	522,541 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	5,000 [610]	5,000 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	83,437 [680]	83,437 [920]
11. Other assets	[535]	3,822,372 [735]	3,822,372 [930]
12. TOTAL ASSETS	$ 1,147,615 [540]	$ 3,946,142 [740]	$ 5,093,757 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WATERSTONE FINANCIAL GROUP, INC.

as of 01/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	721,676 [1155]	30,278 [1355]	751,954 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	170,708 [1205]	[1385]	170,708 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		500,000 [1400]	500,000 [1710]
1. from outsiders $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ 500,000 [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 892,384 [1230]	$ 530,278 [1450]	$1,422,662 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		$ [1770]
22. Partnership (limited partners)	($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		2,217 [1792]
C. Additional paid-in capital		3,649,862 [1793]
D. Retained earnings		19,016 [1794]
E. Total		3,671,095 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 3,671,095 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 5,093,757 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 01/31/03

WATERSTONE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	3,671,095	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				3,671,095	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				500,000	3520
B. Other (deductions) or allowable credits (List) (PAYABLE DIRECTLY RELATED TO NON-ALLOWABLE RECEIVABLE OVER 30 DAYS)				30,278	3525
5. Total capital and allowable subordinated liabilities			$	4,201,373	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 3,946,142	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(3,946,142)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			$	255,231	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	255,231	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WATERSTONE FINANCIAL GROUP, INC. as of 01/31/03

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	59,493	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	59,493	3760
14. Excess net capital (line 10 less 13)	$	195,738	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	165,992	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	892,384	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	892,384	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	350	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WATERSTONE FINANCIAL GROUP, INC.

For the period (MMDDYY) from 24 [3932] to 01/31/03 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 351,142	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions		13,678,340	3939
d. Total securities commissions		14,029,482	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		26	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		320,902	3975
8. Other revenue		90,726	3995
9. Total revenue		$ 14,441,110	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		214,870	4120
11. Other employee compensation and benefits		972,901	4115
12. Commissions paid to other broker-dealers		12,459,318	4140
13. Interest expense		18,043	4075
a. Includes interest on accounts subject to subordination agreements	13,709 [4070]		
14. Regulatory fees and expenses		54,740	4195
15. Other expenses		1,202,828	4100
16. Total expenses		$ 14,922,700	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (481,590)	4210
18. Provision for Federal income taxes (for parent only)		28 (111,018)	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (370,572)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WATERSTONE FINANCIAL GROUP, INC.

For the period (MMDDYY) from 02/01/02 to 01/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 541,514	4240
A. Net income (loss)			(370,572)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)	3,500,153	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 3,671,095	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	-0-	4300
A. Increases		500,000	4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$	500,000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WATERSTONE FINANCIAL GROUP, INC. as of 01/31/03

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. UNIFIED MGMT., Name of clearing firm 30 PERSHING LLC, MESIROW FINANCIAL, LLC 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	**DESCRIPTIONS**
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

WATERSTONE FINANCIAL GROUP, INC.

500 PARK BOULEVARD, SUITE 800

ITASCA, ILLINOIS 60143

SEC FILE NUMBER: 8-44243

FIRM ID NUMBER: 010078

FORM X-17A-5 PART IIA

JANUARY 31, 2003

UTILITY SCHEDULE

STATEMENT OF INCOME (LOSS)
LINE 15 - OTHER EXPENSES

Advertising and Promotion	$ 52,431
Amortization	30,000
Depreciation	19,381
Donations	5,151
Dues and Subscriptions	15,599
Insurance	29,750
Licenses	11,599
Meals and Entertainment	15,020
Office	100,976
Outside Labor	2,490
Payroll Taxes	73,976
Pershing Fees	99,912
Postage	55,219
Professional Fees	182,246
Rent and Utilities	216,985
Repairs and Maintenance	5,815
Seminars and Conferences - Net	70,167
Telephone	73,680
Travel	12,927
Website Expenses	129,504
Total Other Expenses	**$ 1,202,828**

WATERSTONE FINANCIAL GROUP, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL

JANUARY 31, 2003

Following is a reconciliation of the audited computation of net capital and computation on 15c-3-3 reserve requirements and the corresponding unadited report previously submitted.

NET CAPITAL PER JANUARY 31, 2003 - UNAUDITED REPORT	$	371,012
Increase in Allowable Receivable from Non-Customers as a result of auditing procedures perfomed.		370,084
Increase in Payable to Registered Representatives as a reslut of auditing procedures performed.		(462,497)
Increase in A.I Liabilities, Accounts Payable, Accrued Expenses, and Other as a result of auditing procedures performed.		(39,885)
Payable related directly to Non-Allowable Receivables included in Preliminary report		16,517
NET CAPITAL PER PAGE 17 - PART IIA - AUDITED FOCUS REPORT	**$**	**255,231**

KesslerOrleanSilver
& Company, P.C.
Certified Public Accountants

1101 Lake Cook Road, Suite C
Deerfield, Illinois 60015-5233
(847) 580-4100
(847) 580-4199 Fax
www.koscpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Waterstone Financial Group, Inc.
Itasca, Illinois

In planning and performing our audit of the financial statements of Waterstone Financial Group, Inc. (the Company) for the year ended January 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

However, we noted that the Company, due to a number of unusual situations, has had difficulties in determining its net capital from February 1, 2003 through March 14, 2003 and in determining if they were in violation of their minimum net capital requirement from February 1, 2003 through March 7, 2003. The Company has communicated this issue with the NASD.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Respectfully submitted,

Kessler, Orlean, Silver & Company, P.C.

KESSLER, ORLEAN, SILVER & COMPANY, P.C.
Certified Public Accountants

March 14, 2003

SEC MAIL PROCESSING
RECEIVED
MAR 28 2003
WASH. D.C. 181 SECTION

WATERSTONE FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

JANUARY 31, 2003

WATERSTONE FINANCIAL GROUP, INC.

TABLE OF CONTENTS

KesslerOrleanSilver
& Company, P.C.
Certified Public Accountants

1101 Lake Cook Road, Suite C
Deerfield, Illinois 60015-5233
(847) 580-4100
(847) 580-4199 Fax
www.koscpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Waterstone Financial Group, Inc.
Itasca, IL

We have audited the accompanying statement of financial condition of Waterstone Financial Group, Inc. as of January 31, 2003, and the related statements of loss, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterstone Financial Group, Inc. at January 31, 2003, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Kessler, Orlean, Silver & Company, P.C.

KESSLER, ORLEAN, SILVER & COMPANY, P.C.
Certified Public Accountants

March 14, 2003, except for Note 16 dated March 21, 2003

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2003

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	450,407
Certificates of Deposit		210,000
Commissions Receivable		522,541
Prepaid Expenses		22,942
Corporate Income Taxes Refundable		32,957
Other Current Assets		135,495
Deferred Income Tax Benefit		70,607
Total Current Assets		1,444,949
PROPERTY AND EQUIPMENT		
Furniture and Equipment		234,905
Computer Equipment		158,965
Automobile		32,842
Total Property and Equipment		426,712
(Less) Accumulated Depreciation		(343,275)
Net Property and Equipment		83,437
OTHER ASSETS		
Investments		5,000
Future Benefit of Insurance Contracts - Net		90,000
Goodwill		3,446,938
Security Deposits		23,433
Total Other Assets		3,565,371
Total Assets	**$**	**5,093,757**

See accompanying notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions Payable	$	751,954
Accrued Expenses		19,644
Employee Income Taxes Withheld		32,051
Other Current Liabilities		119,013
Total Current Liabilities		922,662
LONG TERM LIABILITIES		
Subordinated Loan Payable		500,000
STOCKHOLDERS' EQUITY		
Capital Stock, No Par Value, 100,000 Shares Authorized, 2,217 Shares Issued and Outstanding		2,217
Additional Paid in Capital		3,649,862
Retained Earnings		19,016
Total Stockholders' Equity		3,671,095
Total Liabilities and Stockholders' Equity	**$**	**5,093,757**

See accompanying notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED JANUARY 31, 2003

REVENUES	$ 14,350,384
COMMISSION EXPENSE	12,459,318
GROSS PROFIT	1,891,066
OPERATING EXPENSES	2,463,382
LOSS FROM OPERATIONS	(572,316)
OTHER INCOME	
Miscellaneous Income	83,554
Interest Income	7,172
Total Other Income	90,726
LOSS BEFORE PROVISION FOR INCOME TAXES	(481,590)
PROVISION FOR INCOME TAXES	
Current	(23,894)
Deferred	(87,124)
Total Income Taxes	(111,018)
NET (LOSS)	**$ (370,572)**

See accompanying notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JANUARY 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earning	Total
BALANCE - FEBRUARY 1, 2002	$ 1,064	$ 150,862	$ 389,588	$ 541,514
Issuance of Common Shares	1,153	3,499,000		3,500,153
Net Loss			(370,572)	(370,572)
BALANCE - JANUARY 31, 2003	**$ 2,217**	**$ 3,649,862**	**$ 19,016**	**$ 3,671,095**

See accompanying notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED JANUARY 31, 2003

Subordinated Borrowings at February 1, 2002	$	-
Increases:		
Issuance of Subordinated Note		500,000
Subordinated Borrowings at January 31, 2003	**$**	**500,000**

See accompanying notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JANUARY 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES			
Net (Loss)		$	(370,572)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES			
Depreciation	19,381		
Amortization	30,000		
Deferred Income Taxes	(87,124)		
(Increase) Decrease in Current Assets:			
Commissions Receivable	15,267		
Prepaid Expenses	(2,352)		
Other Current Assets	(22,055)		
Corporate Income Taxes on Deposit	(11,894)		
Increase (Decrease) in Current Liabilities:			
Commissions Payable	320,331		
Accrued Expenses	(10,190)		
Employee Income Taxes Withheld	22,403		
Other Current Liabilities	18,878		
Total Adjustments			292,645
Net Cash Used by Operating Activities			(77,927)
CASH FLOWS FROM INVESTING ACTIVITES			
Purchase of Property and Equipment	(61,356)		
Purchase of Assets	(3,500,000)		
Net Cash Used by Investing Activities			(3,561,356)

See accompanying notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JANUARY 31, 2003

CASH FLOWS FROM FINANCING ACTIVITES		
Proceeds From Issuance of Common Stock	3,500,000	
Proceeds From Subordinated Loan Payable	500,000	
Repayment of Loan Payable - Officer	(11,000)	
Net Cash Provided by Financing Activities		3,989,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		349,717
CASH AND CASH EQUIVALENTS AT FEBRUARY 1, 2002		100,690
CASH AND CASH EQUIVALENTS AT JANUARY 31, 2003		$ 450,407

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash Paid for Income Taxes	$ -
Cash Paid For Interest	$ 14,731

See accompanying notes to financial statements.

WATERSTONE FINANCIAL GROUP. INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Waterstone Financial Group, Inc. ("the Company"), formerly known as Long Grove Trading Compay, is an Illinois corporation formed January 24, 1979. The Company is a broker-dealer of securities, registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Security Dealers (NASD). The Company is licensed to do business in most states in the United States.

Source of Revenue

The Company receives a substantial portion of its revenues from sales commissions received through the sales of mutual funds and variable annuities.

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property & Equipment

Property & Equipment are carried at cost. Depreciation is calculated using accelerated methods and Internal Revenue Code lives that are not materially different from their estimated useful lives. Gains and losses from the sale of property and equipment are included in income. Maintenance and repairs are charged to operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company files its income tax returns on the cash basis method of accounting. Deferred income taxes are recognized for the future tax effects of temporary differences between financial and tax reporting based on enacted tax laws and rates.

Goodwill
Goodwill relates to the excess of cost over the fair market value of assets purchased by the Company from Dreher & Associates, Inc., Dreher Insurance Services, Inc., and Integrated Finacial Services, Inc. on October 17, 2002. Goodwill is tested for impairment on an annual basis with the impairment, if any, charged to operations.

Fair Value of Financial Instruments
The carrying amounts of cash, receivables, deposits, prepaids, accounts payable, accrued expenses, deferred revenue, and long-term debt approximate fair value.

NOTE 2 - EQUITY INVESTMENT

On October 17, 2002, Pacific Select Distributors, Inc. ("PSD") received 1,000 shares of Waterstone Finacial Group, Inc. stock in exchange for its investment of $3,500,000. This investment provides PSD with approximately 45% of the outstanding shares of the Company. Provisions of PSD's stock purchase agreement provide PSD with ability to acquire all outstanding shares at various future dates and at various prices based on the Company's financial performance.

NOTE 3 - RELATED PARTY TRANSACTIONS

Subordinated Loan Payable
Contemporaneously with the purchase of 1,000 shares of the Company on October 17, 2002 by Pacific Select Distributors, Inc., the Company received a loan from Pacific Select Distributors, Inc. in the amount of $500,000.

Loan from Officer
During the year ended January 31, 2003, the Company repaid a non-interest bearing loan of $11,000 from one of the stockholders.

NOTE 3 - RELATED PARTY TRANSACTIONS (Continued)

Heritage Capital Management

Heritage Capital Management, a related party due to common management, performs "market timing" services for customers of Waterstone Financial Group, Inc. Heritage Capital Management remits to the Company its share of revenues, less expenses, for these services performed per an agreement between the parties. Current year's income from Heritage Capital Management totaled $9,073.

NOTE 4 - LINE OF CREDIT

The Company has a $50,000 revolving credit agreement with US Bank. The note bears interest at prime (4.25% at January 31, 2003), is payable on demand and is secured by Certificates of Deposit which are being held in safekeeping by the bank. The note renews annually and has a current maturity date of January 31, 2004. There were no amounts outstanding on this line of credit at January 31, 2003.

NOTE 5 - LEASES

In November 2002, the Company entered into a new lease agreement for office space located in Itasca, Illinois. The lease is for a period of ten years expiring on October 31, 2012. Under terms of the lease, the Company pays a base rent plus its proportionate share of the building's operating expenses and taxes (as defined in the lease). Base monthly rent is $20,668 November 1, 2002 through October 31, 2006, $22,806 November 1, 2006 through October 31, 2007, $23,281 November 1, 2007 through October 31, 2008, $23,756 November 1, 2008 through October 31, 2009, $24,231 November 1, 2009 through October 31, 2010, $24,707 November 1, 2010 through October 31, 2011, $25,182 November 1, 2011 through October 31, 2012.

Future minimum lease payments are as follows:

Year Ending January 31,	Amount
2004	$ 248,015
2005	248,015
2006	248,015
2007	254,429
2008	275,097
Thereafter	1,384,037
Total	$ 2,657,608

NOTE 5 - LEASES (Continued)

The Company, through its acquisition of certain assets in October 2002, assumed two leases for office and storage space located in Oak Brook, Illinois. The leases expire July 31, 2003. Base monthly rent under these leases totals $15,060.

Rental expense charged to operations for the year ended January 31, 2003 was $255,751. In addition, the Company received $51,240 in sublease rent income from various tenants, most of which were on a month-to-month lease agreements. The net rent expense for the year ended January 31, 2003 was $204,511.

NOTE 6 - PROFIT SHARING PLAN

The Company sponsors a profit sharing plan covering substantially all employees. Contributions are determined annually at the discretion of management. There was no contribution for the year ended January 31, 2003.

NOTE 7 - INVESTMENTS IN CERTIFICATE OF DEPOSIT

The Company has invested in short-term certificates of deposit totaling $210,000 at January 31, 2003. The certificates of deposit are carried at cost, which approximates market value. The certificates of deposit bear interest at market rates.

NOTE 8 - SUBORDINATED LOAN PAYABLE

Contemporaneously with the purchase of 1,000 shares of the Company on October 17, 2002 by Pacific Select Distributors, Inc. (the "Lender"), the Company received a loan from Pacific Select Distributors, Inc. in the amount of $500,000. The loan bears interest at LIBOR plus 6% per annum and is due on October 31, 2005.

The subordinated loan agreement is in the form prescribed by the NASD – Subordinated Loan Agreement for Equity Capital, form SL-5. Under this agreement, the loan is subordinated to all claims of other present or future creditors of the Company arising out of any matter occurring prior to the date the obligation matures, except for claims which are subject of subordination agreements which rank it on the same priority or are junior to the claim of the Lender under such subordination agreement. The agreement also contains restrictions on payments and prepayments of amounts due under the obligation, as well as restrictions on the withdrawal of equity capital. As of January 31, 2003 the outstanding balance was $500,000.

NOTE 9 - CONSULTING AGREEMENT

The Company has entered into a consulting agreement with James A. Dreher for a two year period commencing October 17, 2002. Under terms of the agreement, the Company is obligated to make monthly payment of $2,000 to Mr. Dreher.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), both as defined shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At January 31, 2003 the Company's net capital was $255,231, which was $195,738 in excess of its required net capital of $59,493. The Company's net capital ratio was 3.50 to 1.

NOTE 11 - INCOME TAXES

At January 31, 2003, deferred tax assets recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes total $70,607. The differences relate primarily to the use of the cash basis of accounting for income tax purposes and the accrual basis for the financial statements.

The current year's tax basis net operating loss is $80,754. This loss will be carried back to fiscal year ended January 31, 2001 with an expected Federal tax benefit of $17,764 and an expected State tax benefit of $5,653.

NOTE 12 - PURCHASE OF ASSETS

On October 17, 2002, the Company purchased substantially all of the assets and assumed certain liabilities of Dreher & Associates, Inc., Dreher Insurance Services, Inc., and Integrated Finacial Services, Inc. for $3,500,000 plus 153 share of the Company. The purchase price was allocated to specific assets in the amount of $53,062 with the remaining $3,446,938 allocated to goodwill.

NOTE 13 - CONCENTRATION OF CREDIT RISK

The Company maintains cash and investment balances in several financial institutions, which at times, may be in excess of insured limits. The risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 14 - FUTURE BENEFIT OF INSURANCE CONTRACTS

On February 1, 2001, the Company acquired the revenue producing assets of Sterling Insurance Services, Inc. ("Sterling") which includes general agency sales agreements with various major insurance companies. The acquisition is accounted for under the purchase method of accounting. In exchange for the assets acquired, the sole owner of Sterling received 64 shares of the Company's common stock.. The value assets acquired were valued at $150,000 at the date of the purchase and are being amortized over 5 years. Accumulated amortization at January 31, 2003 was $60,000. Amortization expense totaled $30,000 for the year ended January 31, 2003.

NOTE 15 - IRREVOCABLE STANDYBY LETTER OF CREDIT

The Company has a $25,000 US Bank (the "Bank) irrevocable standby letter of credit for the benefit of its landlord which is being held as a rent security deposit. As of January 31, 2003, the Company's landlord had not drawn funds against this letter of credit.

NOTE 16 - SUBSEQUENT EVENTS

Additional Equity Investment

On March 7, 2003, Pacific Select Distributors, Inc. purchased an additional 1,000 shares common stock of the Company for $750,000. After this purchase, Pacific Select Distributors, Inc. owns 2,000 shares of the Company, which is approximately 62% of the total outstanding shares.

Possible Minimum Net Capital Violation

The Company, in a letter dated March 10, 2003, notified the NASD of a possible violation of its minimum net capital requirements. In a second letter to the NASD dated March 20, 2003, the Company indicated that they were still in the process of determining if they were in fact in violation of their minimum net capital requirement from February 1, 2003 through March 7, 2003. In their letter they indicated that there were a number of unusual situations that have made it a difficult process to calculate their exact net capital for certain dates in February 2003.

KesslerOrleanSilver
& Company, P.C.
Certified Public Accountants

1101 Lake Cook Road, Suite C
Deerfield, Illinois 60015-5233
(847) 580-4100
(847) 580-4199 Fax
www.koscpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Waterstone Financial Group, Inc.
Itasca, Illinois

We have audited the accompanying financial statements of Waterstone Financial Group, Inc. as of and for the year ended January 31, 2003, and have issued our report thereon dated March 14, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 16 – 28 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Kessler, Orlean, Silver & Company, P.C.

KESSLER, ORLEAN, SILVER & COMPANY, P.C.
Certified Public Accountants

March 14, 2003